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     SEC FILE NUMBER
        000-50038
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       CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR
                  For Period Ended: December 31, 2003
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  Read Instruction (on back page) before Preparing Form. Please Print or Type.
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          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Aradyme Corporation
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Full Name of Registrant

n/a
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Former Name if Applicable

677 East 700 South, Suite 201
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Address of Principal Executive Office (Street and Number)

American Fork, Utah  84003
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company did not have the financial or administrative resources available to complete the report prior to the due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          James R. Kruse                   801                 531-7090
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              (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                    [X] Yes                                  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                                  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Based on preliminary numbers, revenues for both the quarters ended December 31, 2003 and 2002 were less than $20,000, while the loss from operations was approximately $300,000 for the quarter ended December 31, 2003 as compared to approximately $194,000 for the same quarter in the preceding fiscal year, resulting in a net loss of approximately $318,000 for the quarter ended December 31, 2003 as compared to a net loss of $194,000 for the quarter ended December 31, 2002.

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                               ARADYME CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 18, 2004                         By /s/ James R. Spencer
                                                   -----------------------------
                                                   James R. Spencer,
                                                   Chief Executive Officer

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